Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Increases Bought Deal Offering of Common Shares

For Immediate Release – February 10, 2021

VANCOUVER, CANADA – Ballard Power Systems ("Ballard" or "the Company") (NASDAQ: BLDP; TSX: BLDP) today announced that, due to strong demand, it has agreed with a syndicate of underwriters led by TD Securities Inc. and National Bank Financial Inc. (collectively, the "Underwriters"), to increase the size of its previously announced US$350 million bought deal offering (the "Offering"). Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a bought deal basis, 14,870,000 common shares of the Company (the "Common Shares") at a price of US$37.00 per Common Share (the "Offering Price") for gross proceeds of US$550,190,000.

The Underwriters have also been granted an option (the "Over-Allotment Option"), exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 2,230,500 Common Shares at the Offering Price for additional gross proceeds of up to US$82,528,500 to the Company. If the Over-Allotment Option is exercised by the Underwriters in full, aggregate gross proceeds of the Offering will be US$632,718,500.

The Common Shares will be issued by way of a short form prospectus that will be filed with the securities regulatory authorities in all provinces and territories of Canada (excluding Quebec) and by way of a registration statement with the Securities and Exchange Commission (the "SEC") in the United States under the multijurisdictional disclosure system. The Company filed a preliminary short form prospectus in respect of the Offering and a registration statement (including the preliminary short form prospectus) with the SEC to which this communication and the Offering relate. The preliminary short form prospectus is subject to completion or amendment, and the registration statement has not yet become effective. The Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the short form prospectus and other documents Ballard has filed with the SEC and with the Canadian securities regulatory authorities for more complete information about Ballard and the Offering. The Offering is made only by the prospectus. The prospectuses will be available for free on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on the SEC's website at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by contacting TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request it from TD Securities (USA) LLC in the U.S. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019; or National Bank Financial Inc.: Equity Capital Markets, 130 King Street West, 4th Floor Podium, email: ecm-origination@nbc.ca.

The Company intends to use net proceeds of the Offering to further strengthen the balance sheet, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

The Offering is expected to close on or about February 23, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

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Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Increases Bought Deal Offering of Common Shares

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the amount and use of proceeds of the Offering, the receipt of all necessary approvals and the closing of the Offering. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on the opinions and estimates of management as of the date hereof, including Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

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